09042352

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2009
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-38139 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDWEST SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 W. JEFFERSON STREET, SUITE 102
(No. and Street)

| BLOOMINGTON | IL | 61701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TRISHA COX ]309 820-7444
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. PHILLIPS, CPA
(Name – *if individual, state last, first, middle name*)

| 1600 HUNT DRIVE, SUITE B | NORMAL | IL | 61761 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 2 3 2009
CHICAGO REGIONAL OFFICE

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, TRISHA COX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MIDWEST SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Trisha Cox
Signature

CCO
Title

Kettra J Baker
Notary Public

OFFICIAL SEAL
KETTRA J BAKER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/22/12

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 2 3 2009
CHICAGO REGIONAL OFFICE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phillips & Associates, CPAs, P.C.

1606 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

To the Board of Directors
First Midwest Securities, Inc.

We have audited the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2008 and have issued our report thereon dated February 18, 2009. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of First Midwest Securities, Inc. for the year ended December 31, 2008, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness f the Company's internal control.

The management of First Midwest Securities, Inc. is responsible for establishing and maintaining an internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Phillips + Associates, CPA's, P.C.

February 18, 2009

**FIRST MIDWEST SECURITIES, INC.**
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

TABLE OF CONTENTS
DECEMBER 31, 2008

Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying statement of financial position of First Midwest Securities, Inc. as of December 31, 2008 and the related statement of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Midwest Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Phillips & Associates, CPA's, P.C.
February 18, 2009

**FIRST MIDWEST SECURITIES, INC.**
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

**Statement of Financial Position**
**December 31, 2008**

| | Total |
|---|---|
| **Assets** | |
| Cash-note 3 | $ 453,041 |
| Commission and related receivable-note 4 | 1,158,672 |
| Inventory | 330,409 |
| Notes receivable - related parties -current portion | 66,648 |
| Refundable income taxes | 89,397 |
| Equipment net of accumulated depreciation | 13,727 |
| Notes receivable - related parties - noncurrent | 42,938 |
| Security deposit with clearing house | 63,790 |
| **Total Assets** | $ 2,218,622 |
| **Liabilities** | |
| Accounts payable | $ 11,094 |
| Commissions payable | 861,213 |
| **Total Liabilities** | 872,307 |
| **Stockholders Equity** | |
| Common stock - no par value, 15,000 shares authorized; 12,073 shares issued and outstanding | 229,435 |
| Paid in capital | 621,912 |
| Retained earnings (deficit) | 494,968 |
| **Total Stockholders Equity** | 1,346,315 |
| | $ 2,218,622 |

The accompanying notes are part of these financial statements

**FIRST MIDWEST SECURITIES, INC.**
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

**Statement of Operations and Retained Earnings**
**For the Year Ended December 31, 2008**

| | | 2008 |
|---|---|---|
| **Revenue:** | | |
| Securities commissions | | |
| - Listed stock | $ | 68,012 |
| - OTC stock | | 10,146,110 |
| - Mutual funds | | 1,194,310 |
| - Options | | 951,366 |
| - Bonds | | 1,164,750 |
| **Total Securities Commissions** | | 13,524,548 |
| Variable Annuity Commissions | | 1,026,580 |
| Private Placements Fees | | 63,570 |
| Limited Partnership Commissions | | 143,627 |
| Inventory- Trading Profits | | 1,084,475 |
| Fixed Insurance Commissions | | 24,344 |
| Variable Life Insurance Commissions | | 30,235 |
| **Total Commissions** | | 15,897,379 |
| Interest Income | | 412,845 |
| Registered Investment Advisory Fees | | 386,741 |
| Miscellaneous Service Fees | | 1,362,439 |
| Other Miscellaneous Products and Services | | 260,359 |
| **Total Revenues** | | 18,319,763 |
| **Expenses:** | | |
| Commissions Expense | | 14,089,933 |
| Principal Clearance | | 958,920 |
| Quote Service Rental (net of reimbursements of $19,414) | | 20,577 |
| Broker Registration Fees (Net of reimbursements of $156,829) | | 133,957 |
| Legal and Professional Fees | | 672,565 |
| Other Broker Charges | | 75,886 |
| Interest Expense | | 6,135 |
| Other General and Administrative Expenses -page 12 | | 2,485,756 |
| Less: Expense Reimbursement and Recoveries | | (112,046) |
| **Total Expenses** | | 18,331,683 |
| **Income (Loss) Before Income Taxes** | | (11,920) |
| Income Tax Expense(Refundable) -note 6 | | - |
| **Net Income (Loss) for the Year** | | (11,920) |
| **Retained Earnings - Beginning of Year** | | 506,888 |
| **Retained Earnings (Deficit) - End of Year** | $ | 494,968 |

The accompanying notes are part of these financial statements

**FIRST MIDWEST SECURITIES, INC.**
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

| | |
|---|---|
| **Cash Flow from Operating Activities** | |
| Net Income (loss) | $ (11,920) |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Depreciation | 3,943 |
| Change in Current Assets and Liabilities | |
| Decrease (Increase) in | |
| Commissions and related receivables | 11,129 |
| Refundable Income Taxes | (89,397) |
| Due from Parent Company - note 5 | 12,406 |
| Other assets and receivables | (78,889) |
| Increase (Decrease) in | |
| Accounts Payable | (42,257) |
| Commissions Payable -note 5 | (408,514) |
| Income Taxes Due Parent -note 6 | (141,012) |
| **Net Cash Provided by (Used for) Operating Activities** | (744,511) |
| **Cash Flow from Investing Activities** | |
| Purchases of equipment | (2,261) |
| **Net Cash Provided by (Used for) Investing Activities** | (2,261) |
| **Cash Flow from Financing Activities** | |
| Paid in capital | 411,912 |
| Increase in Security Deposits | (148) |
| **Net Cash Provided by (Used for) Financing Activities** | 411,764 |
| **Net Increase (decrease) in Cash** | (335,008) |
| **Cash at Beginning of Year** | 788,049 |
| **Cash at End of Year -note 3** | $ 453,041 |

The accompanying notes are part of these financial statements

## FIRST MIDWEST SECURITIES, INC.
## (A Wholly Owned Subsidiary of The Investment Company, Inc.)

### Statements of Changes in Stockholder's Equity
### For the Year Ended December 31, 2008

| | Common Stock | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at beginning of year** | $ 229,435 | $ 210,000 | $ 506,887 | $ 946,322 |
| Add: Net income (loss) | - | - | (11,920) | (11,920) |
| Capital Contribution | | 411,912 | - | 411,912 |
| **Balance at end of year** | $ 229,435 | $ 621,912 | $ 494,967 | $ 1,346,314 |

# FIRST MIDWEST SECURITIES, INC
(A Wholly Owned Subsidiary of The Investment Company, Inc.)

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

## NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Nature of Operations

First Midwest Securities, Inc. is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Federal Regulatory Authority, Inc.(FINRA). The Company is a Wisconsin corporation that is a wholly-owned subsidiary of The Investment Company.

First Midwest Securities, Inc. was formally known as Ablestrong Securities, Inc. Ablestrong Securities, Inc. was incorporated in 1987 and was a wholly owned subsidiary of Ablestrong Financial Group, Inc. in November 1989, The Investment Company, Inc. acquired Ablestrong Securities, Inc. on December 12, 1989 and changed its name to First Midwest Securities, Inc.

First Midwest Securities, Inc. is registered as a licensed broker to deal in securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions

The Company introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker. The Company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

## FIRST MIDWEST SECURITIES, INC
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, if any, plus deferred taxes. No deferred taxes were recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For the year ended December 31, 2008, the company recognized income tax benefits equal to savings provided to its parent corporation as a result of filing its return on a consolidated basis.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting for Uncertain Tax Positions

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

Advertising

Advertising costs are charged to operations when incurred and amounted to $40,049.

Equipment and Depreciation

Equipment with an estimated useful life in excess of one year is capitalized at cost and depreciated over its estimated useful life, generally 3-7 years, on a straight-line basis.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

## NOTE 3 – CASH

The following is a summary of cash in banks and held by other in fully insured accounts as of December 31, 2008.

| | 2008 |
|---|---|
| Checking | $ 22,556 |
| Legent Account Cash | 430,485 |
| Total | $ 453,041 |

## NOTE 4 - COMMISSIONS AND RELATED RECEIVABLES

The following is a summary of commissions and related receivables as of December 31, 2008:

| | Total |
|---|---|
| Securities Commissions: | |
| Clearing Houses | $1,069,678 |
| Direct Business Receivable | 61,667 |
| Variable Annuity Commissions | 15,365 |
| Mutual Fund Commissions | 6,373 |
| Total | $1,158,671 |

## NOTE 5 - RELATED PARTY TRANSACTIONS

Consolidated Income Taxes
First Midwest Securities, Inc. receives reimbursement or pays its parent company for its share of consolidated federal income taxes, as applicable. (See also notes 6 and 9). The Company transferred $188,000 to the parent towards estimated federal and State income tax deposits during the year.

Notes Receivable
The Company made advances to employees and independent brokers in the form of notes with various terms for repayment and forgiveness. The notes are due as follows:

| Year | Amount Due |
|---|---|
| 2009 | $ 66,648 |
| 2010 | 39,600 |
| 2011 | 3,212 |
| | $ 109,460 |

## NOTE 6 – OPERATING LEASE

The Company leases its office space under a lease agreement for $8,224 per month. The lease runs through August 31, 2009. The lease is classified as an operating lease. Office lease paid during 2008 was $ 96,904.

The Company has lease agreements for various operating purposes on a month-to-month basis and an agreement to provide office space for a related party which totaled $10,200.

## FIRST MIDWEST SECURITIES, INC
**(A Wholly Owned Subsidiary of The Investment Company, Inc.)**

## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2008

### NOTE 7 - INCOME TAXES

First Midwest Securities, Inc. files a consolidated federal income tax return with its parent company (The Investment Company, Inc.) and another subsidiary (First Midwest Insurance Services, Inc.). The Company transfers its portion of consolidated income taxes for remittance as they accrue.

The current provision for income taxes including deferred components resulting from the tax effects of filing a consolidated return was $ 0.

There were no significant differences between the expected income tax income computed at the U.S. statutory income tax rate and the Company's income tax.

Refundable income taxes represents an estimate of the Company's contribution toward estimates paid in 2008.

### NOTE 8 – DEPOSIT WITH CLEARING ORGANIZATIONS

The Company is required to maintain deposits of $ 63,790 with the organizations that clear its customers' transactions. The $63,790 is included in other assets.

### NOTE 9 - PENSION PLANS

The Company contributes matching contributions to savings incentive retirement accounts for eligible employees. The contribution matches the employee's salary reduction contribution up to 3% of earnings. The Company may make non-elective contributions equal to 2% of compensation in lieu of the matching contribution. The company contributed $46,653 during the year.

### NOTE 10 - NET CAPITAL

First Midwest Securities, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. First Midwest Securities, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

## NOTE 10 - NET CAPITAL - continued

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are $100,000, for brokers who receive securities, but who do not generally carry customer's accounts. First Midwest Securities, Inc. has complied with these requirements.

Because First Midwest Securities, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

## NOTE 11 - STOCKHOLDER'S EQUITY

There were 15,000 shares authorized of no par value common stock, of which 12,073 shares are issued and outstanding.

The parent company paid in additional capital amounting to $210,000 during the year.

## NOTE 12 - ADDITIONAL CASH FLOW DISCLOSURES

There was no interest paid for the current year. The Company transferred $188,000 to the parent towards estimated federal and State income tax deposits during the year.

## NOTE 13 - CONCENTRATION OF CREDIT RISK AND REVENUE

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. The company was within the insured limit at year end.

## NOTE 14 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2008.

## NOTE 15 – CONTINGENCIES

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

# Phillips & Associates, CPAs, P.C.

1600 Hunt Drive, Suite B
Normal, IL 61761
Phone: 309-452-2417
Fax: 309-888-9261

219 W. Washington Street
Pontiac, IL 61764
Phone: 815-842-2138
Fax: 815-844-3197


To the Board of Directors
First Midwest Securities, Inc.

We have audited the accompanying financial statements of First Midwest Securities, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required supplementary information. Such information, except for page 16 which is unaudited and for which we express no opinion, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Associates, CPAs, P.C.

February 18, 2009

FIRST MIDWEST SECURITIES, INC.

(A Wholly Owned Subsidiary of The Investment Company, Inc.)

## Schedule of Other General and Administrative Expenses
## For the Year Ended December 31, 2008

| | |
|---|---|
| **Other General and Administrative Expenses** | |
| Personnel costs | $ 1,204,128 |
| Accounting | 6,475 |
| Advertising | 40,049 |
| Charitable donations | 3,090 |
| Depreciation | 3,943 |
| Dues and subscriptions | 54,159 |
| Educational expenses | 911 |
| Equipment rental | 13,957 |
| Insurance | 893 |
| Technology expenses | 96,121 |
| Licenses and permits | 8,924 |
| Professional and Legal Fees | 820,243 |
| Miscellaneous | 4,033 |
| Office Expense | 71,895 |
| Rent | 110,703 |
| Travel | 46,232 |
| **Total Expenses** | $ 2,485,756 |

## FIRST MIDWEST SECURITIES, INC.
### (A Wholly Owned Subsidiary of The Investment Company, Inc.)

### Computation of Net Capital
### December 31, 2008

| | |
|---|---|
| **Total stockholder's equity per financial statement** | $ 1,346,315 |
| Deduct | |
| Haircuts on securities | (19,674) |
| Total nonallowable assets per statement of financial position | (219,886) |
| **Net Capital** | $ 1,106,755 |

### Computation of Excess Net Capital Requirement
### December 31, 2008

| | |
|---|---|
| **Net Capital** | $ 1,106,755 |
| Deduct: Minimum dollar net capital requirement -note 7 | (100,000) |
| **Excess Net Capital** | $ 1,006,755 |

## FIRST MIDWEST SECURITIES, INC.
## (A Wholly Owned Subsidiary of The Investment Company, Inc.)

### Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital
### December 31, 2008

| | |
|---|---|
| **Unaudited net capital per Focus Report** | 1,106,755 |
| Adjustments to asset accounts -increase (decrease) | - |
| Adjustments to liability accounts -decrease (increase) | - |
| **Audited net capital** | $ 1,106,755 |

### Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement

| | |
|---|---|
| **Unaudited Excess Net Capital** | $ 1,006,755 |
| Adjustments to asset accounts- increase (decrease) | - |
| Adjustments to liability accounts-decrease (increase) | - |
| **Audited Excess Net Capital** | $ 1,006,755 |

FMSI

207 West Jefferson Street
The Illinois House, Suite 102
Bloomington, IL 61701-3969

**FIRST MIDWEST SECURITIES, INC.**
*Member FINRA/SIPC/MSRB*
www.firstmidwestsecurities.com

Phone: (800) 662-8452
(309) 820-7444
Fax: (309) 820-7451

February 26, 2009

SEC
175 W. Jackson Blvd, Suite 900
Chicago IL 60604

Re: Audited Financial Statements

To Whom It May Concern:

Enclosed please find a copy of First Midwest Securities, Inc.'s 2008 Annual Audited Financial Statements.

If you have any questions, please feel free to call me directly at 309-820-7444.

Sincerely,

Mary Pelo

Mary Pelo
Accounting

cc: Enclosure